UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. (20549)

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[ ]	Liquidation

[x]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Genworth Life VA Separate Account

3.	Securities and Exchange Commission File No.: 811-08506

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

6610 West Broad Street

Richmond, Virginia 23230

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Aneal Krishnamurthy

6610 West Broad Street

Richmond, Virginia 23230

(804) 281-6085

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Michele Trampe

6610 West Broad Street

Richmond, Virginia 23230

(804) 662-2458

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ ]	Management company;

[x]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Washington

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Not applicable

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Capital Brokerage Corporation

6620 West Broad Street

Richmond, Virginia 23230

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Genworth Life Insurance Company,

6610 West Broad Street,

Richmond, Virginia 23230

(b)	Trustee’s name(s) and address(es): Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.    (a)     Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or                   Abandonment of Registration?

[ ]	Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain:

The UIT does not have a board of directors. The board of directors for the depositor of the Separate Account, Genworth Life Insurance Company, voted to deregister the Separate Account on July 30, 2010. The board decided to deregister the Separate Account because sales of contracts were discontinued in 1996 and there are only 94 individual contract owners remaining.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes [ X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Our contracts with contract owners, as well as the prospectus, disclose that Genworth Life Insurance Company may deregister the Separate Account under the Investment Company Act of 1940 (“1940 Act”) where permitted by law. Contract owners have not been notified that the Separate Account will no longer be registered under the 1940 Act as this application is still pending.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

[ ]	Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[ ]	Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[    ] Yes                [    ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[    ] Yes                [    ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[    ] Yes                [    ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[    ] Yes                [    ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[    ] Yes                [    ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[    ] Yes             [    ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

  (i) Legal expenses:

  (ii) Accounting expenses:

  (iii) Other expenses (list and identify separately):

  (iv) Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ] Yes             [    ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ] Yes             [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[X] Yes             [    ] No

If Yes, describe the nature and extent of those activities:

The last Separate Account variable annuity contract was sold on September 26, 1996, and thereafter, sales were discontinued. Following the discontinuation of sales, post-effective amendments to the Separate Account’s registration statements were no longer filed in reliance on the Great-West Life and Annuity Insurance Company no-action letter (pub. avail. October 23, 1990).

The Separate Account qualifies for exclusion from the definition of “investment company” under Section 3(c)(1) of the 1940 Act. The Separate Account is not making and does not presently propose to make a public offering of its interests and does not have outstanding securities beneficially owned by more than 100 persons. While the contracts issued by the Separate Account allow contract holders to make additional purchase payments, the Separate Account’s sponsor does not and will not solicit additional purchase payments. In fact, since October 15, 2007, no additional purchase payments have been made. Furthermore, the sponsor believes it would be inappropriate to conclude that any such future purchase payments, if accepted under existing contracts, constitute the making of a public offering in this context. Only the 94 known individuals, as contract owners, may make such additional purchase payments. No additional contracts are being offered or will be offered by the Separate Account. Any future purchase payments would be allowed only by operation of an already existing annuity contract owned by a known individual. While a continuing purchase payment may be a “sale” under Section 5 of the Securities and Exchange Act of 1933, it should not be a “public offering” under the meaning of 3(c)(1) of the 1940 Act. Therefore, the Separate Account is not required to be registered under the 1940 Act. The Commission has granted the action requested herein under similar circumstances. See No-Act, Aetna Variable Annuity Life Insurance Company, (July 17, 1974).

Applicant will continue to operate as an unregistered separate account in reliance on Section 3(c)(1) of the 1940 Act. Promptly after receipt of the order requested by this Application, Genworth Life Insurance Company will deliver a written document to contract owners with assets in the Separate Account which will state that the order has been issued; that, consequently, certain legal protections afforded to contract owners allocating assets to an investment company registered under the 1940 Act no longer apply to them; that, nevertheless, the terms and conditions of such contract owners have not changed; and Genworth Life Insurance Company continues to be responsible for satisfying all the obligations to such contract owners as specified under the terms of their contract.

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the

Investment Company Act of 1940 on behalf of Genworth Life VA Separate Account, (ii) he is the

                                                                                                       (Name of Fund)

Vice President and Assistant Secretary of Genworth Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Thomas E. Duffy
Thomas E. Duffy
Vice President and Assistant Secretary
Genworth Life Insurance Company